08029771

BB 3/11

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15577

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

ASHLEY V. WEST
Notary Public
Fulton County
My Commission Expires Dec 17, 2010

NAME OF BROKER-DEALER: Enterprise Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3343 Peachtree Road, N.E., Suite 450
(No. and Street)

Atlanta (City) Georgia (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Caifano (404) 261-1116
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 28 2008
Washington, DC
102

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLC
(Name – *if individual, state last, first, middle name*)

10 Tenth Street (Address) Atlanta (City) Georgia (State) 30309 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/20

OATH OR AFFIRMATION

I, Jennifer M. Caifano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enterprise Fund Distributors, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ASHLEY V. WEST
Notary Public
Fulton County
State of Georgia
My Commission Expires Dec 11, 2010

Ashley V. West
Notary Public

Jennifer Caifano
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Enterprise Fund Distributors, Inc.

Financial Statements and Supplementary Information
December 31, 2007

Enterprise Fund Distributors, Inc.
Index
December 31, 2007

Page(s)

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-10

Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Schedule I - Computation of Net Capital Under Rule 15c3-1 11

Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 12

Report of Independent Auditors on Internal Control 13-14

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta, GA 30309-3851
Telephone (678) 419 1000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Enterprise Fund Distributors, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Enterprise Fund Distributors, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2008

Enterprise Fund Distributors, Inc.
Statement of Financial Condition
December 31, 2007

Assets	
Cash	$ 11,625,917
Receivable from mutual funds	124,507
Receivable from broker-dealers and clearing organization	2,297
Other assets	96,293
Deferred sales commissions, net of accumulated amortization of $1,120,598	480,606
Property and equipment, net of accumulated depreciation of $183,367	119,663
Total assets	$ 12,449,283
Liabilities and Stockholder's Equity	
Accounts payable and accrued expenses	$ 316,251
Accrued compensation and benefits	1,419,826
Payable to broker-dealers	785,409
Payable to parent	37,132
Payable to affiliate	55,933
State income taxes	2,785
Deferred income taxes	92,195
Total liabilities	2,709,531
Stockholder's equity	
Common stock, $1 par value, 2,000 shares authorized, 1,000 share issued and outstanding	1,000
Additional paid-in capital	63,545,629
Accumulated deficit	(53,806,877)
Total stockholder's equity	9,739,752
Total liabilities and stockholder's equity	$ 12,449,283

The accompanying notes are an integral part of these financial statements.

Enterprise Fund Distributors, Inc.
Statement of Operations
Year Ended December 31, 2007

Revenues	
Mutual fund distribution fees	$ 17,503,274
Commission and mutual fund sales fees	2,346,681
Miscellaneous income	53,560
Interest and dividend income	23,591
Total revenues	19,927,106
Expenses	
Commissions and fees to brokers and affiliates	13,514,353
Employee compensation and benefits	12,824,272
Advertising and promotions	572,465
General and administrative	3,270,877
Loss on sale of deferred sales commission assets	1,587,403
Total expenses	31,769,370
Loss before income taxes	(11,842,264)
Income tax benefit	(4,618,404)
Net Loss	$ (7,223,860)

The accompanying notes are an integral part of these financial statements.

Enterprise Fund Distributors, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2007

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2007	1,000	$ 1,000	$ 63,545,629	$ (46,583,017)	$ 16,963,612
Net Loss	-	-	-	(7,223,860)	(7,223,860)
Balance at December 31, 2007	1,000	$ 1,000	$ 63,545,629	$ (53,806,877)	$ 9,739,752

The accompanying notes are an integral part of these financial statements.

Enterprise Fund Distributors, Inc.
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities	
Net loss	$ (7,223,860)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization of deferred sales commissions	3,470,222
Depreciation on property and equipment and leasehold amortization	133,335
Loss on sale of deferred sales commission assets	1,587,403
Proceeds from sale of deferred sales commission assets	8,753,323
Deferred income taxes	(4,968,568)
Changes in operating assets and liabilities	
Decrease in receivable from mutual funds	677,810
Increase in deferred sales commissions	(1,218,775)
Decrease in receivable from broker-dealers and clearing organization	30,436
Decrease in other assets	190,732
Increase in deferred tax asset	(18,847)
Increase in accounts payable and accrued expenses	322,801
Decrease in payable to broker-dealer	(2,467,633)
Increase in state income taxes	34,678
Increase in payable to parent	182,168
Decrease in payable to affiliate	(1,735)
Net cash used by operating activities	(516,510)
Cash flows from investing activities	
Proceeds from sale of securities	1,000,000
Purchase of property and equipment	(42,960)
Net cash provided by investing activities	957,040
Net increase in cash	440,530
Cash, beginning of year	11,185,387
Cash, end of year	$ 11,625,917
Supplemental cash flows disclosures	
Cash paid during the year	
Income taxes paid to Parent	$ 296,319

The accompanying notes are an integral part of these financial statements.

Enterprise Fund Distributors, Inc.
Notes to Financial Statements
December 31, 2007

1. Organization and Nature of Business

Enterprise Fund Distributors, Inc. ("EFD or Company") is a wholly owned subsidiary of Enterprise Capital Management, Inc. ("ECM"), which is a wholly owned subsidiary of MONY Financial Services, Inc. ("MONY"). MONY is a wholly owned subsidiary of AXA Financial Services, Inc. ("AXA Financial"). EFD is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). EFD is the distributor for The 787 Fund, Inc. and AXA Enterprise Funds Trust, Inc. ("AEFT"), two mutual funds managed by ECM. A serious downturn in the mutual funds' performance or a significant decrease in the number of the mutual funds' investors would affect operating results adversely.

In pursuing its strategic decision to exit the business of managing proprietary retail mutual funds, AXA Financial and certain of its subsidiaries, including ECM, EFD and AXA Equitable Life Insurance Company ("AXA Equitable"), a subsidiary of AXA Financial, entered into an agreement to sell certain assets of AEFT and two groups of mutual funds formerly managed by ECM and AXA Equitable and distributed by EFD, The Enterprise Group of Funds, Inc. and AXA Enterprise Multimanager Funds Trust, to Goldman Sachs & Co., Inc. ("Goldman Sachs"). After receiving requisite regulatory and shareholder approval, in the 27 funds were reorganized into corresponding mutual funds advised by Goldman Sachs Asset Management L.P. in the second half of 2007. In addition, one of the remaining four funds was liquidated during second quarter 2007.

2. New Accounting Pronouncements

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes on January 1, 2007. This interpretation clarifies that the benefit of a position taken or expected to be taken in a tax return should be recognized in a company's financial statements when it is more likely than not that the position will be sustained based on its technical merits. FIN 48 also prescribes how to measure the tax benefit recognized and provides guidance on when a tax benefit should no longer be recognized as well as various other accounting, presentation and disclosure matters. The adoption of FIN 48 did not have a material affect on the Company's financial statements for the year ended December 31, 2007.

3. Summary of Significant Accounting Policies

The significant accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing practices within the broker-dealer industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The following is a summary of the more significant accounting policies of the Company:

Recognition of Revenues
Distribution fees and interest and dividend income are accrued as earned. Commissions and mutual fund sales fees related to the sale of the 787 Fund, AEFT, EGF and AEMFT fund shares are recorded on the trade date.

Securities Owned
Securities transactions are recorded on the trade date and are valued at market value.

Sales Commission Payments
EFD offers Class B and C shares of AEFT and the 787 Fund, and offered class B and C shares of EGF and AEMFT through part of 2007, which are subject to a contingent deferred sales charge ("CDSC"). At the time of sale, the Company pays commissions to broker/dealers for sales of the 787 Fund, AEFT, EGF and AEMFT Class B and C shares. Class B commissions paid are deferred and amortized over the lesser of six years on a straight-line basis, or the period during which related distribution fees and CDSC revenues are earned. Management evaluates recoverability through ongoing estimates of future revenues from Class B shares. Class C share commissions are expensed when paid.

Cash
The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Property and Equipment
Property and equipment are reported at historical cost less accumulated depreciation. Depreciation is determined by use of the straight-line method over the estimated life of the asset. Furniture and equipment are depreciated over three to seven years. Upon disposal of property and equipment, the related gain or loss is included in income.

Property and equipment consisted of the following at December 31, 2007:

	2007
Furniture and equipment	$ 155,904
Leasehold improvements	147,126
	303,030
Accumulated depreciation	(183,367)
Property and equipment, net	$ 119,663

Income Taxes
EFD and ECM file a consolidated Federal income tax return with MONY. The Company computes Federal and state income tax expense on the basis of EFD filing consolidated and, where appropriate, combined returns. As a result, the Company receives the benefit of its tax attributes to the extent that such attributes are utilized by other members of the consolidated group. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Statement of Changes in Subordinated Liabilities
The financial statements of the Company do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC since no such liabilities existed at December 31, 2007 or during the year then ended.

Advertising and Promotions
Costs of advertising and promotions are expensed as the advertising appears in the media.

4. Related Party Transactions

Transactions with the Funds

The 787 Fund and AEFT each have a distribution agreement with EFD. EGF and AEMFT each had a distribution agreement with EFD through part of 2007. The distribution agreements provide that certain classes of each portfolio of the 787 Fund, AEFT, EGF and AEMFT pay an annual distribution fee to EFD. EFD uses the distribution fees to pay for expenses on behalf of the 787 Fund, AEFT, EGF and AEMFT related to the distribution and servicing of their shares. For the year ended December 31, 2007, EFD earned $17,503,274 in mutual fund distribution fee income from the 787 Fund, AEFT, EGF and AEMFT.

Transactions with Parent

ECM provides certain personnel, facilities, supplies, equipment and other services to EFD. Services rendered are pursuant to a written agreement between ECM and EFD that sets forth the services to be provided and how fees will be charged to EFD for those services. Total amounts charged to EFD amounted to $62,349 for the year ended December 31, 2007, which is included in General and Administrative expense in the Statement of Operations.

5. Loss on Sale of Deferred Sales Commission Assets

A loss on sale of deferred sales commission assets associated with certain AEFT, EGF and AEMFT funds in the amount of $1,587,403 was incurred. As more fully described in Note 1, the loss was a result of the sale of mutual fund assets to Goldman Sachs in 2007. The net deferred sales commission asset was reduced by $10.3 million due to this sale. The remaining deferred sales commission asset at December 31, 2007 was $480,606.

6. Income Taxes

The income tax benefit for the year ended December 31, 2007 is composed of the following:

	2007
Current:	
Federal	$ 296,319
State	53,845
Deferred	(4,968,568)
Total benefit	$ (4,618,404)

The following reconciles the income tax provision benefit at the Federal statutory rate of 35% and the actual income tax benefit at the effective rate of 39%:

	2007
Taxes at statutory Federal income tax rate	$ (4,144,793)
State income taxes, net of Federal benefit	(456,376)
Meals and entertainment	18,791
Other, net	(36,026)
Total benefit	$ (4,618,404)

The major components of the net deferred tax liability as of December 31, 2007 are as follows:

	2007
Deferred taxes - noncurrent:	
Deferred tax liability – Deferred commissions	$ (186,956)
Deferred tax asset – Property and equipment	40,915
Deferred tax asset – State net operating loss carryforwards	2,062,244
Deferred tax allowance – State net operating loss carryforwards	(2,008,398)
Net deferred tax liability	$ (92,195)

7. Commitments and Contingencies

In the normal course of business, EFD enters into contracts that contain a variety of representations and warranties and which provide general indemnification. EFD's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against EFD that have not yet occurred. The Company has not historically incurred any material losses and does not anticipate future losses, if any, to have a material impact on the financial statements.

Lease Commitments

The Company leases office facilities and office equipment under non-cancelable operating leases that expire from 2008 through 2010, respectively. As of December 31, 2007, the minimum annual aggregate rentals are as follows:

	2008	2009	2010
Facilities	$ 184,661	$ -	$ -
Equipment	67,615	56,712	35,871
Total	$ 252,276	$ 56,712	$ 35,871

The Company terminated its operating lease for office facilities effective April 30, 2008 at which point a month-to-month lease will be entered into for a maximum of 12 months. Rent expense was $1,592,816 for the year ended December 31, 2007, which included an operating lease termination fee of $845,820.

8. Net Capital Requirement

EFD is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, EFD's net capital under the rule was $8,821,624, which exceeded the net capital requirement of $186,953 by $8,634,671 and its aggregate indebtedness to net capital was 0.32 to 1.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of the Rule.

9. Concentration of Cash

Cash totaling $11,625,917 is held by one financial institution.

10. Subsequent Events

In continuing to execute AXA Financial's strategy of exiting the proprietary retail mutual fund business, on February 1, 2008, ECM and EFD entered into an agreement with and among Gabelli Funds, LLC and Gabelli & Co., Inc. to sell certain of the assets of The 787 Fund, Inc. to Gabelli Funds, LLC subject to customary regulatory and shareholder approvals (the "Agreement"). The Agreement is expected to close in the first quarter of 2008. Pursuant to the Agreement, Gabelli Funds, LLC will use commercially reasonable efforts to ensure that EFD remains the principal underwriter for the 787 Fund, Inc. for a two-year period from the closing date of that transaction.

Additionally, on February 22, 2008, Commonwealth Capital Management, LLC ("CCM") entered into an agreement with MONY and ECM whereby CCM agreed to purchase ECM (including its wholly-owned subsidiary, EFD) subject to customary regulatory and shareholder approvals. EFD will continue to serve as the principal underwriter for both series of AEFT. This transaction is anticipated to close in the second quarter of 2008.

Supplementary Information Required
By Rule 17a-5 of
the Securities and Exchange Commission

Enterprise Fund Distributors, Inc. — Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Computation of Net Capital	
Total stockholder's equity	$ 9,739,752
Deductions	
Nonallowable assets	
Receivables	139,333
Prepaid expenses	83,764
Fixed assets	119,663
Deferred sales commissions	480,606
Deferred tax asset	94,762
Total non-allowable assets	918,128
Net capital	$ 8,821,624
Minimum net capital required	186,953
Excess net capital	$ 8,634,671
Aggregate indebtedness	$ 2,804,293
Ratio of aggregate indebtedness to net capital	.32 to 1

No material differences existed between the above computation and the computation included in the Company's unaudited FOCUS report as of December 31, 2007.

Enterprise Fund Distributors, Inc.

Schedule II

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2007

The Company has claimed exemption from SEC Rule 15c3-3 under sub paragraph (k)(1).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta, GA 30309-3851
Telephone (678) 419 1000

Report of Independent Auditors
on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Enterprise Fund Distributors, Inc.

In planning and performing our audit of the financial statements of Enterprise Fund Distributors, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.
We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties

PricewaterhouseCoopers LLP

February 26, 2008

END